Exhibit 99.87

CONSENT OF G. GIROUX

In connection with the technical report entitled “Technical Report Prepared for Franco-Nevada Corporation, in Respct of the Prosperity Gold-Copper Project, British Columbia, Canada, Owned by Taseko Mines Limited” dated May 12, 2010 (the “Prosperity Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from the Prosperity Report included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

/s/ Gary Giroux

Name:	Gary Giroux, P. Eng.
Title:	President, Giroux Consultants

Date: August 26, 2011